[Letterhead of Sullivan & Cromwell LLP]

December 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Ronald Alper

Jeffrey Gabor

Re:	DiamondHead Holdings Corp. Preliminary Proxy Statement on Schedule 14A Filed November 18, 2022 File No. 001-39936

Ladies and Gentlemen:

On behalf of our client, DiamondHead Holdings Corp. (the “Company”), this letter responds to a comment from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in a telephone conversation on December 2, 2022 concerning the above-referenced Preliminary Proxy Statement on Schedule 14A, filed with the Commission on November 18, 2022 (the “Preliminary Proxy Statement”).

In response to the comment, the Company will revise the risk factor captioned “If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may abandon our efforts to consummate a business combination, including the Business Combination, and liquidate the Company” in the definitive proxy statement to provide as follows:

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may abandon our efforts to consummate a business combination, including the Business Combination, and liquidate the Company.

Securities and Exchange Commission December 5, 2022

As described further above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as the Company could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a business combination. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a Current Report on Form 8-K announcing that it has entered into an agreement with a target company for a business combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). The company would then be required to complete a business combination no later than 24 months after the effective date of the IPO Registration Statement.

There is currently some uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, that does not expect to complete a business combination within 24 months after the effective date of the IPO Registration Statement. We do not expect to complete our initial business combination within 24 months of such date. As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company. Such a claim can be made even prior to 24 months of the effective date of the IPO Registration Statement.

If we are deemed to be an investment company for purposes of the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to burdensome compliance requirements. We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, if we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to consummate a business combination, including the Business Combination, and instead liquidate the Company. Were we to liquidate, our warrants would expire worthless, and our securityholders would lose the investment opportunity associated with an investment in the combined company, including potential price appreciation of our securities.

Further, on December 2, 2022, the Company determined that it will convert all of its investments in the Company’s trust account into cash on or prior to the date of the Special Meeting described in the Preliminary Proxy Statement, which will remain in the Company’s trust account. Updated disclosure to reflect that determination will be reflected in the definitive proxy statement.

Securities and Exchange Commission December 5, 2022

Please contact me at (212) 558-4312 or downesr@sullcrom.com if you have any questions or require any additional information in connection with this letter or the Preliminary Proxy Statement.

Very truly yours,

/s/ Robert W. Downes
Robert W. Downes

cc:	David T. Hamamoto, DiamondHead Holdings Corp.

Michael Bayles, DiamondHead Holdings Corp.

Keith Feldman, DiamondHead Holdings Corp.

Audra Cohen, Sullivan & Cromwell LLP